Exhibit 99.121

Consent of Richard D. Moritz, MMSA-QP

The undersigned hereby consents to the use of their technical report titled "Preliminary Economic Assessment NI 43-101 Technical Report, Granite Creek Mine Project, Humboldt County, Nevada, USA" dated November 8, 2021, with an effective date of May 4, 2021, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of i-80 Gold Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Richard D. Moritz
Richard D. Moritz, MMSA-QP of Global Resource Engineering, Ltd.

Dated: May 5, 2022